[redacted]

14047305

AP 3/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2014
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Securities, Inc. Eastern Point Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 River Place
(No. and Street)

Lexington (City) Virginia (State) 24450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moreschi (540) 460-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue #750 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Robert Moreschi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robert Moreschi

Signature

Principal

Title

Lila Grace Rogers

Notary Public

expires 8-31-17 #366514

LILA GRACE ROGERS NOTARY PUBLIC COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT ACCOUNTANT'S REPORT

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

Reports on the Financial Statements

We have audited the accompanying statement of financial condition of Presidio Securities, Inc. ("Company") as of December 31, 2013 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Independent Accountant's Report

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Securities, Inc. as of December 31, 2013 and the results of its operations, stockholders' equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2014

PRESIDIO SECURITIES, INC.

Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	32,653
Deposit - FINRA CRD account		1,248
Other assets		1,493
Total assets	$	35,394

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Accounts payable and accrued expenses	$	12,900
Total liabilities	$	12,900
Stockholders' equity:		
Common stock: no par value, 1,000,000 shares authorized 200 shares issued and outstanding	$	2,000
Additional paid-in-capital		150,000
Distributions		(214,434)
Retained earnings		94,560
Net loss		(9,632)
Total stockholders' equity	$	22,494
Total liabilities and stockholders' equity	$	35,394

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2013

REVENUE:		
Total revenue	$	60,736
EXPENSES:		
Rent	$	4,789
Professional fees		46,775
General and administrative		18,804
Total expenses	$	70,368
NET OPERATING LOSS	$	(9,632)
NET LOSS	$	(9,632)

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2013

	Capital Stock	Additional Paid in Capital	Distributions	Retained Earnings	Total Stockholders' Equity
Ending balance Decemeber 31, 2012	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 94,560**	**$ 32,126**
Net loss				(9,632)	(9,632)
Ending balance Decemeber 31, 2013	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 84,928**	**$ 22,494**

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(9,632)
Adjustments to reconcile net income to net cash provided/(used) in operating activities:		
(Increase) decrease in:		
Accounts Payable	$	4,136
Receivable from NTMS		159
Deposit - rental		100
Payable to FINRA		5,000
Total adjustments	$	9,395
Net cash used in operating activities	$	(236)
Investing Activities		
Deposit - FINRA		(1,086)
Net cash used in investing activities		(1,086)
Decrease in cash	$	(1,322)
Cash - beginning of year	$	33,975
Cash - end of period	$	32,653

Supplemental disclosure of cash flow information: None

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.
Notes to Financial Statements
December 31, 2013

Note 1: Organization

Presidio Securities, Inc. (the Company) was approved on December 1, 2011 as a domestic corporation in the State of Virginia. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, with FINRA and with the state of Virginia. On April 30, 2010, The Company had obtained a continuance in membership agreement with FINRA with regards to the sale of more than 75% of the firm to D.S. Sigurd VBT, a trust whose beneficial owner is Mr. Edward Armand.

The Company does not hold or maintain funds or securities or provide clearing services to other broker-dealer(s) and is currently approved to do business as a mutual fund retailer and broker or dealer selling variable annuities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2013, the Company had a cash balance of $32,653.

Revenue Recognition

The Company generates income from trailing fees (12b-1) as concessions and related brokerage fees as transaction fees. Company recognizes revenue when the transactions are completed and the 12b-1 fees are received.

Note 2: Summary of Significant Accounting Policies (cont.)

Professional fees

At present the Company has a total of 2 registered representatives working as independent contractors and paid as professional services. As of December 31, 2013, the Company paid $46,775 for professional fees.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2013. The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities Owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statue of limitations thereof are borne by the Company's shareholders. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

Note 5: Fair Value (con't.)

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital and net capital requirements of approximately $19,753 and $5,000 respectively. The Company's net capital ratio was 65.31% which is less than 15:1.

Note 7: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants.

Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 7: Recently issued accounting standards – (con't)

For the year ending December 31, 2013, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $250.00/month or $3,000.00/year. Anything over 10 hours is charged at the $25.00/hour rate. While the agreement runs for twelve months (November 1 to October 31) it does not contain termination language that would obligate the Company to pay beyond the current month.

Note 9: Subsequent Events

In January 2015, pursuant to NASD Rule 1017, FINRA granted the continuing membership application of Presidio Securities, Inc. (the "Firm" and "Presidio") for approval of its change in ownership. Specifically, for DS Sigurd, VBT ("DS Sigurd"), 100% owner of Presidio to was permitted to merge into National Trust and Fiduciary Services Company, Inc. ("NTFCS"), DBA Eastern Point Trust Company, Inc. Presidio will be 100% owned by NTFSC upon completion of the merger, which was approved on January 14, 2014.

As the proposed change does not involve any modification to the Firm's management, supervisory structure or business activities, the Firm may continue to operate and conduct business as set forth in their current Membership Agreements (which covers each firm and all successors). The Firm amended its Form BD to reflect the new ownership structure.

These financial statements were approved by management and available for issuance on February 18, 2014. Subsequent events have been evaluated through this date.

PRESIDIO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2013

	Focus 12/31/13		Audit 12/31/13		Change	
Stockholders' equity, December 31, 2013	$	22,494	$	22,494	$	-
Subtract - Non allowable assets:						
Other asset		(2,741)		(2,741)		-
Tentative net capital	$	19,753	$	19,753		-
Haircuts:		-		-		-
NET CAPITAL	$	19,753	$	19,753	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	14,753	$	14,753	$	-
Aggregate indebtedness	$	12,900	$	12,900	$	-
Ratio of aggregate indebtedness to net capital		65.31%		65.31%		

There was no difference noted between the Audit and Focus report as of December 31, 2013.

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES , INC.
December 31, 2013

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

Schedule IV

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, the Company is exempt from SIPC membership due to the fact that they engage in the sale mutual funds and variable annuities. A copy of Form SIPC 3 is included with this audit.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2014

SIPC-3 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-

8-039398 FINRA DEC 9/14/1994
PRESIDIO SECURITIES INC
3 RIVER PLACE
LEXINGTON, VA 24450

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Robert W. Wrench   Feb. 5, 2013
Authorized Signature/Title   Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2013

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2013</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

In planning and performing our audit of the financial statements of Presidio Securities, Inc. for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Presidio Securities Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2014